Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-288579

Relating to the Preliminary Prospectus Supplement dated June 3, 2026

(To Prospectus Dated July 9, 2025)

PRICING TERM SHEET

June 4, 2026

Bitmine Immersion Technologies, Inc.

Offering of

3,500,000 Shares of

9.50% Series A Perpetual Preferred Stock

The information in this pricing term sheet supplements Bitmine Immersion Technologies, Inc.’s preliminary prospectus supplement, dated June 3, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this section, references to “we,” “us” and “our” refer only to Bitmine Immersion Technologies, Inc. and not to any of its subsidiaries.

Issuer	Bitmine Immersion Technologies, Inc.

Securities Offered	9.50% Series A Perpetual Preferred Stock, $0.0001 par value per share, of the Issuer (the “Series A Preferred Stock”).

Amount Offered	3,500,000 shares of Series A Preferred Stock.

Public Offering Price	$80.00 per share of Series A Preferred Stock.

Trade Date	June 5, 2026.

Settlement Date	June 10, 2026, which is the third business day after the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series A Preferred Stock more than one business day prior to the Settlement Date must, because the Series A Preferred Stock initially will settle T+3, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Stated Amount	$100 per share of Series A Preferred Stock.

Liquidation Preference	Initially, $100 per share of Series A Preferred Stock. The Liquidation Preference will be subject to adjustment in the manner described in the Preliminary Prospectus Supplement. However, the Liquidation Preference will not be adjusted to an amount that is less than the Stated Amount.

1

Regular Dividends

The Series A Preferred Stock will accumulate cumulative dividends (“Regular Dividends”) at a rate per annum equal to 9.50% (the “Regular Dividend Rate”) on the Stated Amount thereof, regardless of whether or not declared or funds are legally available for their payment. Subject to the other provisions described in the Preliminary Prospectus Supplement, Regular Dividends will be payable when, as and if declared by our board of directors or any duly authorized committee thereof, out of funds legally available for their payment, weekly in arrears on each Regular Dividend Payment Date (as defined below) to the preferred stockholders of record as of the close of business on the Regular Record Date (as defined below) immediately preceding the applicable Regular Dividend Payment Date. Declared Regular Dividends on the Series A Preferred Stock will be payable solely in cash, in the manner, and subject to the provisions, described in the Preliminary Prospectus Supplement.

If any accumulated Regular Dividend (or any portion thereof) on the Series A Preferred Stock is not paid on the applicable Regular Dividend Payment Date (or, if such Regular Dividend Payment Date is not a business day, the next business day), then additional Regular Dividends (“Compounded Dividends”) will accumulate on the amount of such unpaid Regular Dividend, compounded weekly at the “Compounded Dividend Rate,” from, and including, such Regular Dividend Payment Date to, but excluding, the date the same, including all Compounded Dividends thereon, is paid in full. The Compounded Dividend Rate applicable to any unpaid Regular Dividend that was due on a Regular Dividend Payment Date (or, if such Regular Dividend Payment Date is not a business day, the next business day) will initially be a rate per annum equal to (i) the Regular Dividend Rate plus (ii) 5 basis points (based on a weekly Regular Dividend Period); provided, however, that until such Regular Dividend, together with Compounded Dividends thereon, is paid in full, such Compounded Dividend Rate will increase by 5 basis points per annum (based on a weekly Regular Dividend Period) for each subsequent Regular Dividend Period, up to a maximum rate of 15% per annum (the rate increase in this clause (ii) per Regular Dividend Period, the “Additional Dividend Rate Increase”). We have the flexibility to elect to increase the payment frequency of Regular Dividends to be more often than weekly and, in the event that we so elect, the Additional Dividend Rate increase per regular dividend period will be proportionately reduced to reflect such shorter Regular Dividend Period such that the maximum Aggregate Additional Dividend Rate increase per annum is 260 basis points.

If we fail to declare a regular dividend on or prior to a given Regular Record Date, such failure shall automatically (without any further action by us) constitute the issuance of a notice of deferral. Upon issuance of such notice, we shall use commercially reasonable efforts over the following 30-day period to sell common stock, other securities and/or digital assets to raise proceeds in an amount sufficient to cover any deferred dividends that would have been due with respect to the applicable Regular Dividend Payment Date, plus Compounded Dividends thereon, on the next “Deferred Regular Dividend Payment Date” (as defined in the Preliminary Prospectus Supplement). Payment of any declared Regular Dividend on such Deferred Regular Dividend Payment Date will be made, if at all, to the preferred stockholders of record as of the close of business on the “Deferred Regular Record Date” (as defined in the Preliminary Prospectus Supplement) immediately preceding such Deferred Regular Dividend Payment Date. If we fail to pay in full such Regular Dividend, plus Compounded Dividends thereon, on the applicable Deferred Regular Dividend Payment Date, such failure shall constitute a failure to declare and pay Regular Dividends for purposes of determining whether a “Regular Dividend Non-Payment Event” (as defined in the Preliminary Prospectus Supplement) has occurred with respect to the appointment of board members. If we pay such Regular Dividend, plus Compounded Dividends thereon, on the deferred Regular Dividend Payment Date in the manner described above, then the related delay in payment shall be deemed not to constitute a failure to declare or pay Regular Dividends for purposes of determining whether a Regular Dividend Non-Payment Event has occurred.

2

Regular Dividend Payment Dates	Weekly in arrears on every Friday of each year, or if such Friday is not a business day, the immediately following business day, beginning on the second Friday following the Settlement Date; provided that we may elect, in our sole discretion, to designate Regular Dividend Payment Dates that occur more frequently. At any time that we change the frequency of the Regular Dividend Payment, we will provide five (5) business days notice to the holders of Series A Preferred Stock.

Regular Record Dates	The 10th day immediately preceding the applicable Regular Dividend Payment Date.

Listing	No public market currently exists for the Series A Preferred Stock. We have applied to list the Series A Preferred Stock on the New York Stock Exchange under the symbol “BMNP.” If the listing is approved, we expect trading to commence within 30 days after the date the Series A Preferred Stock is first issued.

Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $273.8 million.

We intend to use the net proceeds from this offering for general corporate purposes, which may include the acquisition of additional ether and other digital assets; the expansion of our staking and validator infrastructure, including through the Made in America VAlidator Network; working capital; strategic investments aligned with the Ethereum ecosystem and broader digital asset adoption; and/or repurchases of our common stock under our share repurchase program.

Book-Running Managers	Moelis & Company LLC Cantor Fitzgerald & Co.

CUSIP / ISIN Numbers for the Series A Preferred Stock	09175D 200 / US09175D2009

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Moelis & Company LLC, 399 Park Avenue, 4th Floor, New York, New York 10022, by telephone at (800) 539-9413 or Cantor Fitzgerald & Co., 110 East 59th Street, New York, New York, Attention: Capital Markets, by telephone at (212) 938-5000 or by email at prospectus@cantor.com.

The information in this pricing term sheet is not a complete description of the Series A Preferred Stock or the offering. Financial and capitalization information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Series A Preferred Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3